Item 77D - 	Deutsche CROCI(r) International Fund
(a series of Deutsche International
Fund, Inc.) (the Fund")
The Fund's prospectus was supplemented on May 26, 2017 to reflect that financial stocks are no longer excluded from CROCI(r) coverage and that the Fund does not currently employ a currency hedging strategy. Accordingly, the Fund's prospectus was modified as follows:
Management process. Portfolio
management will select approximately 50
stocks of companies that it believes offer economic value utilizing the Cash Return on Capital Invested (CROCI (r)) strategy as the primary factor, in addition to other factors.
Under the CROCI(r) strategy, economic
value is measured using various metrics such as the CROCI(r) Economic Price Earnings
Ratio (CROCI(r) Economic P/E Ratio). The
CROCI(r) Economic P/E Ratio is a
proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e., price/book value divided by return on equity). The CROCI(r) Economic P/E Ratio and other CROCI(r) metrics may be adjusted from time to time. The CROCI(r) strategy may apply other measures of company valuation, as determined by the CROCI (r) Investment
Strategy and Valuation Group. Portfolio
management may use criteria other than the CROCI (r) strategy in selecting investments.
At times, the number of stocks held in the fund may be higher or lower than 50 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events. Portfolio management will select stocks primarily from a universe consisting of approximately
330 of the largest companies in developed markets outside North America represented in the CROCI(r) Investment Strategy and
Valuation Group's database of companies
evaluated using the CROCI(r) strategy.
The fund is reviewed periodically and
adjusted in accordance with the CROCI (r) strategy's rules, and the regional weighting in the fund is targeted to match the fund's benchmark. The region-neutral approach attempts to reduce the risk of significant regional over or underweights in the fund relative to the broader international equity market. The CROCI(r) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the fund's benchmark, as well keeping the focus of the strategy on stock selection, rather than regional allocation.
During the selection process, certain portfolio selection buffers are applied in an attempt to reduce portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity and trading controls and managing the portfolio with tax efficiency in mind.